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                         [LETTERHEAD OF GASTON & SNOW]



                                        January 14, 1991

The Fahnestock Funds
110 Wall Street
New York, New York 10005

Gentlemen:

        The Fahnestock Funds (the "Trust" ) is a trust created under a written Declaration of Trust dated August 29, 1990 and executed in Boston, Massachusetts on that date (the "Trust Agreement"). The Trustees have the powers set forth in the Trust Agreement subject to the terms, provisions and conditions therein provided. We have acted as special Massachusetts counsel for the Trust with respect to the Organization of the Trust, and in such capacity we are furnishing you with this opinion.

        We have examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates, records and other documents as we have deemed necessary or appropriate for the purpose of this opinion, including the Trust Agreement. The Trust Agreement has been duly filed with the Secretary of The Commonwealth of Massachusetts. All filing requirements under the law of Massachusetts have been complied with (other than the requirements of the Massachusetts Uniform Securities Act).

        Under Article V, Section 5.l of the Trust Agreement, the beneficial interest in the Trust is represented by an unlimited number of transferable shares S.01 par value. Under Article Section 5.4, the Trustees are empowered in their discretion to issue shares of beneficial interest to such party or parties and for such amount (not less than par value) and type of considerations including cash or property, at such time or times and on such terms as the Trustees may deem best. By vote adopted on December 20, l990, the Trustees authorized the
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                                [GASTON & SNOW]

The Fahnestock Funds
January 14, 1991
Page 2



officers of the Trust to issue and sell to the public an unlimited number of shares of beneficial interest of the Trust.

        Based upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act), only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, we are of the opinion that, under existing law:

        (1) The Trust is a trust with transferable shares of beneficial interest, organized in compliance with the laws of The Commonwealth of Massachusetts, and the Trust Agreement is legal and valid.

        (2) Shares of beneficial interest may be legally and validly issued from time to time in accordance with the Trust Agreement upon receipt by the Trust of payment in compliance with Article V, Section 5.4 of the Trust Agreement and the December 20, 1990 vote of the Trustees described above. We are further of the opinion that such shares when so issued will be fully paid and nonassessable by the trust.

        We understand that this opinion will be filed with the Securities and Exchange Commission as an exhibit to the Trust's registration statement, We hereby consent to such use of this opinion.


                                        Very truly yours,

                                        /s/ Gaston & Snow